Paul Hastings LLP
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October 17, 2016

VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
 Washington, D.C.  20549

Re:	Rainier Investment Management Mutual Funds - File No. 811-08270

Ladies and Gentlemen:

On behalf of Rainier Investment Management Mutual Funds, doing business as the Rainier Funds (the “Registrant”), we hereby respond to the oral comments provided by Mr. Ed Bartz of the U.S. Securities and Exchange Commission’s (the “Commission”) staff to David A. Hearth of this firm on September 12, 2016 with respect to the Registrant’s Amendment No. 66 to the Trust’s Registration Statement filed on Form N‑1A on July 29, 2016 (the “Amendment”).  The Amendment contained updated disclosure only with respect to the Registrant’s privately offered series, Rainier Large Cap Growth Equity Fund (the “Fund”).

The shares of the Fund are privately offered and sold under an exemption from the Securities Act of 1933, as amended.

We have discussed those comments and these responses with officers of the Registrant.  The Registrant will submit an amendment to the registration statement to reflect these changes on or before October 31, 2016.

Those comments are summarized below and organized in the same fashion as presented by Mr. Bartz.

1.	Comment: In the Offering Memorandum, on page 3, large capitalization companies are described as those with a market capitalization of at least $3 billion at the time of investment. The Commission staff typically sees large capitalization companies defined as having a larger minimum size. Please explain the basis for this level or increase the minimum amount.

Response:  The Registrant’s benchmark index for this Fund is the Russell 1000 Growth Index.   That index is commonly accepted as a large cap index because it contains the growth companies included within the 1000 largest companies in the broad market Russell 3000 Index.  According to the index’s sponsor, the smallest company in the Russell 1000 index for 2016 (as of May 27, 2016) was $2.9 billion, for 2015 was $3.4 billion, for 2014 was $3.1 billion, and for 2013 was $2.6 billion.  Another widely regarded large capitalization index, the S&P 500 Index had a minimum market capitalization (as of September 30, 2016) of $2.4 billion.

Securities and Exchange Commission
October 17, 2016

See http://www.ftserussell.com/research-insights/russell-reconstitution/market-capitalization-ranges

The Dow Jones U.S. Large Cap Value Index had a minimum capitalization of $4.2 billion as of September 30, 2016 (but the corresponding Dow Jones U.S. Large Cap Index and the Dow Jones U.S. Large Cap Growth Index had no minimum capitalization as of that date, presumably because of failed or delisted companies, so that value index likely provides a better indication of the minimum value compared to those other two Dow Jones indexes).

See http://www.djindexes.com/mdsidx/downloads/fact_info/Dow_Jones_US_Indices_Size-Segment_and_Style_Indices_Fact_Sheet.pdf

Because of these varied minimum levels, the Registrant will revise the Fund’s disclosure to refer instead to the capitalization range of the benchmark index and state the minimum level as of a particular date.  In this circumstance it would be $2.9 billion, roughly the fixed level stated in the Offering Memorandum.  Other U.S. large cap mutual funds have used this approach of referring to the capitalization range of an index rather than a fixed level, including large cap funds using the same Russell 1000 Index.  We can provide examples upon request.

2.	Comment: The principal investment risks on page 5 include a risk for portfolio turnover on page 5, but the principal investment strategy section does not refer to high portfolio turnover. Please include a reference to high portfolio turnover in the principal investment strategies.

Response:  In the Registrant’s experience, the principal investment strategies described create the potential for higher portfolio turnover as a by-product of executing the strategies rather than as a separate strategy.  The Registrant will amend the disclosure of the principal investment strategies to state that relatively high portfolio turnover has resulted from the implementation of the investment strategy by the investment adviser.

3.	Comment: The principal investment risks section refers to sector risk but sector concentration is not mentioned as part of the principal strategy. Please include a reference to sector concentration in the principal strategies section.

Response:  In the Registrant’s experience, the principal investment strategies described create the potential for concentration from time to time in one or more sectors as a by-product of executing the strategies rather than as a separate strategy.  Sector concentration would not involve the same narrow focus as an industry concentration and, therefore, is more likely to occur.  The Registrant will amend the disclosure of the principal investment strategies to state that sector concentration has resulted from time to time as a result of the implementation of the investment strategy by the investment adviser.

Securities and Exchange Commission
October 17, 2016

4.	Comment: Under the heading on page 5, “MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, STRATEGY AND RISKS,” please divide the risks into principal and non-principal risks with corresponding headings and in a manner consistent with the principal risks disclosed earlier in the Offering Memorandum.

Response:  The Registrant will organize those risks into principal and non-principal risks and add sub-headings accordingly.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL HASTINGS LLP

cc:	Rainier Investment Management Mutual Funds Rainier Investment Management, LLC